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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-22576

     (Check one)

    [X] Form 10-K and Form 10-KSB     [ ] Form 11-K

    [ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

     For period ending      December 31, 2001
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    [ ]  Transition Report on Form 10-K and Form 10-KSB

    [ ]  Transition Report on Form 20-F

    [ ]  Transition Report on Form 11-K

    [ ]  Transition Report on Form 10-Q and Form 10-QSB

    [ ]  Transition Report on Form N-SAR

     For the transition period ended
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable
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                                     PART I

                             REGISTRANT INFORMATION

     Full name of registrant        Coho Energy, Inc.
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     Former name if applicable
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     Address of principal executive office (Street and number)
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       14785 Preston Road, Suite 860
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     City, state and zip code       Dallas, Texas  75254
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semiannual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         On February 6, 2002, the registrant filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. As a result of the registrant's voluntary petition, the registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2001 within the prescribed time period without unreasonable effort or expense. The registrant intends to file such Form 10-K with the Securities and Exchange Commission no later than April 15, 2002, which is the fifteenth calendar day following the prescribed due date of March 31, 2002.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                Gary L. Pittman                            972-774-8300
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                   (Name)                         (Area Code) (Telephone Number)

         (2) Have all other period reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X]  Yes  [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X]  Yes  [ ]  No

         For the year ended December 31, 2001, we anticipate reporting net income of $4.8 million as compared with a net loss of $32.7 million for the same period in 2000. The net income for 2001 includes operating income of $23.5 million less net interest expense together with standby loan embedded derivative gains/losses of $31.1 million, plus a decrease in reorganization costs of $3.2 million and a gain on accumulated effect of an accounting change of $9.2 million. The net loss for 2000 includes operating income of $34.6 million less net interest expense together with standby loan embedded derivative gains/losses of $50.9 million, reorganization costs of $12.0 million, and an extraordinary loss on extinguishment of indebtedness of $4.4 million. The decrease in operating income between periods is primarily attributable to a $13.2 million decrease in operating revenues due to a decrease in the price received for our crude oil production and crude oil hedging losses.

         The major component of the decrease in the interest expense/embedded derivative between periods is a loss on the standby loan embedded derivative of $15.2 million in 2000 as compared to a gain of $4.1 million in 2001.

                                Coho Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     4/01/02    By          /s/ GARY L. PITTMAN
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                                    Gary L. Pittman
                                    Vice President and Chief Financial Officer